SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              25 February 2008

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 25 February 2008

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 25 February 2008

National Grid plc

1-3 Strand

London, WC2N 5EH

United Kingdom

National Grid plc: ‘National Grid to appeal Competition Act decision on Metering’

25 February 2008

National Grid plc

National Grid to appeal

Competition Act decision on Metering

National Grid plc (“National Grid”) is extremely disappointed with the Gas and Electricity Markets Authority’s (GEMA) decision that National Grid has infringed the Competition Act in relation to a number of metering contracts entered into with gas suppliers in 2004.

These contracts were negotiated over a two year period, were voluntarily entered into by gas suppliers and delivered immediate and substantial reductions in charges for meter services, saving customers around £120m over the four years of their operation. Ofgem was consulted throughout this process of contract development and negotiation and has acknowledged that National Grid had no intention to breach the Competition Act.

We are convinced that the contracts do not infringe competition law and therefore believe that they should remain in full effect. We also believe that the £41.6m fine is wholly inappropriate. We will be lodging an appeal with the Competition Appeal Tribunal.

National Grid’s Chief Executive, Steve Holliday, said:

"National Grid has been instrumental in helping Ofgem to develop competition in the UK metering industry, and we strongly believe we have never acted anti-competitively in the development of our contracts. Despite nearly three years of exhaustive analysis by Ofgem, we believe there is no evidence that National Grid has harmed consumers, competition or gas suppliers, and we are left with no option but to present our case to the Competition Appeal Tribunal.”

Contacts

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)
Chris Mostyn	+1 718 403 2747	+1 347 702 3740 (m)
Gemma Stokes	+44 (0)1926 655273	+44 (0) 7974 198333 (m)

Brunswick
Tim Williamson	+44 (0)20 7396 5350	+44 (0)20 7404 5959

Additional information

National Grid Metering provides regulated gas meter and meter reading services on behalf of gas suppliers for an asset base of around 18 million domestic, industrial and commercial meters. National Grid also owns a non-regulated meter business, OnStream, which provides rental, installation, maintenance and meter reading services for gas and electricity meters throughout Great Britain, on behalf of energy suppliers.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by the forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business and realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the impact of the sales of businesses by National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid's pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid's filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent Annual Report on Form 20-F and the “Risk Factors” section in its Registration Statement on Form F-3 filed with the SEC on 28 June 2006). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.